

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via E-mail
Martin A. Picciano
Chief Accounting Officer
Syniverse Holdings, Inc.
8125 Highwoods Palm Way
Tampa, Florida 33647

> **Re: Syniverse Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 6, 2013**
> **Response dated June 19, 2013**
> **File No. 1- 32432**

Dear Mr. Picciano:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated 5/23/2013. Please address materiality for us in quantitative terms, including the approximate dollar amounts of revenues, assets and liabilities derived from or attributable to your provision of services to your customers in connection with their transactions with persons or entities located in Cuba, Sudan or Syria, for the last three fiscal years and the subsequent interim period.

   Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        Laura E. Binion
        Senior Vice President and General Counsel